Filed by Auxilium Pharmaceuticals, Inc. (SEC File No.: 000-50855) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  Auxilium Pharmaceuticals, Inc.

SEC File No.:  000-50855

Date: November 5, 2014

[Email announcement to employees]

To:	Auxilium Employees

From:	Adrian Adams

Date:	November 5, 2014

Subject:	Employee Q&A

Good Afternoon everyone,

As part of our continued efforts to provide information about the proposed acquisition of Auxilium by Endo and to follow up from our recent Nano Meetings, please see the attached Employee Q&A presentation.

These slides outline the questions we’ve received most often from employees and we’ve worked to outline answers in a clear, straight-forward manner. We’d like this to be a “go to” resource for you and will continue to update and build upon the current deck as we move forward. Please continue to submit your questions and we will strive to answer them as more details become available.

Thank you again for your continued commitment to Auxilium.

With Best Wishes,

ADRIAN Adams

Chief Executive Officer and President

Auxilium Pharmaceuticals, Inc.

Auxilium and Endo: A Compelling Combination Employee Question & Answer November 5, 2014

Safe Harbor This presentation contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995, which discuss matters that are not facts, and may include words to indicate their uncertain nature such as “believe,” “expect,” anticipate,” “intend,” “plan,” “could,” “estimate,” “project,” “will,” and “target.” Our forward-looking statements convey management’s expectations, beliefs, plans and objectives regarding future performance of the Company, and the planned merger with Endo International plc (“Endo”) and are based upon preliminary information and management assumptions. No specific assurances can be given with respect to: whether or when the Endo merger will close; the potential benefits of the Endo merger, if any; the manner in which the operations of Endo and Auxilium will be integrated; Endo's operating strategy if the merger closes; the amount of any payments and the value of any benefits received by, and the planned health plan coverage for, any employees terminated after any closing of the Endo merger; the value of any employee’s equity awards at the time the Endo merger closes or when they are cancelled and paid out in cash, as the case may be; the degree to which the potential of Auxilium’s products will be realized; or whether the proposed Endo merger will drive shareholder value. While the Company may elect to update the forward-looking statements made in this news release in the future, the Company specifically disclaims any obligation to do so. Such forward-looking statements are subject to a wide range of risks and uncertainties that could cause results to differ in material respects, including those relating to product development, revenue, expense and earnings expectations, intellectual property rights, results and timing of clinical trials, success of marketing efforts, the need for additional research and testing, and the timing and content of decisions made by regulatory authorities, including the FDA, and those risks discussed in our reports on file with the Securities and Exchange Commission (the “SEC”). Our SEC filings may be accessed electronically by means of the SEC’s home page on the Internet at http://www.sec.gov or by means of the Company’s home page on the Internet at http://www.auxilium.com under the heading “Investors - SEC Filings.” There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial which could also cause actual results to differ from those contained in the forward-looking statements.

No Offer or Solicitation; Additional Information NO OFFER OR SOLICITATION This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. ADDITIONAL INFORMATION This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposed business combination transaction between Endo International plc ("Endo") and Auxilium Pharmaceuticals, Inc. ("Auxilium"). In furtherance of this proposed transaction, Endo and Auxilium intend to file one or more registration statements, prospectuses, proxy statements or other documents with the U.S. Securities and Exchange Commission ("SEC"). This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Endo and/or Auxilium file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF AUXILIUM ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive proxy statement (when available) will be mailed to stockholders of Auxilium. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Endo through the web site maintained by the SEC at http://www.sec.gov. CERTAIN INFORMATION REGARDING PARTICIPANTS Endo and Auxilium and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Auxilium stockholders with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Endo's directors and executive officers in Endo Health Solutions Inc.'s ("EHSI") Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 3, 2014, and Endo's proxy statement for the 2014 Annual General Meeting of Shareholders, which was filed with the SEC on April 29, 2014. Security holders may obtain information regarding the names and interests of Auxilium's directors and executive officers in Auxilium's Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014, Auxilium's proxy statement for the 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2014, and the materials that will be filed with the SEC in connection with the proposed transaction. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the proxy statement and other relevant materials to be filed with the SEC when they become available.

Employment Status, Compensation & Severance Benefits What is my status if I was scheduled to be terminated on December 31, 2014 under the previously announced cost restructuring? All terminations that were scheduled for December 31, 2014 under the previously announced cost restructuring have been canceled / rescinded. Those employees will now continue their employment with Auxilium and Endo will make its own determination about the status of those positions moving forward. Between now and the close of the transaction, will there be any promotions, merit increases, title changes, equity adjustments, or similar changes? No.

Employment Status, Compensation & Severance Benefits Will Auxilium employees be paid for unused vacation time? Auxilium’s policy is that any earned, but unused, vacation time (relating to the year of termination) is paid to Auxilium employees after termination in their final pay cycle. NOTE: Auxilium’s vacation policy does not permit the carryover of unused vacation days from one calendar year to the next. When will I know if I will be retained by Endo? Endo has indicated that its goal is to notify Auxilium employees of the new corporate structure and whether or not they will be retained by Endo within 30 days after the transaction close date.

Employment Status, Severance Benefits If I am not retained by Endo following the closing of the transaction, what severance benefits should I expect to receive? –If your employment is involuntarily terminated by Endo within 12 months following the closing date, you will be eligible for severance benefits under the Auxilium Severance Plan or pursuant to the Endo Severance Guidelines, whichever provides the greater severance benefits. Endo shall provide benefits in a manner administratively consistent with its payment of benefits pursuant to the Endo Severance Guidelines If an Auxilium employee is terminated ON the closing date and not after, the employee shall be entitled to severance benefits under the Auxilium Severance Plan ONLY –Endo has indicated that it will share its Severance Guidelines related to the merger integration prior to the close of the transaction. Will my Auxilium “seniority” or years of service transfer over to Endo if I am retained? –Yes.

Employee Benefits What is the status of my Auxilium health benefits? Will they renew in 2015? You will maintain your Auxilium health benefits, as elected, for 2014 as long as you are an Auxilium employee during 2014. Open Enrollment information is in process – you have until November 12 to complete your elections for coverage beginning January 1, 2015. Will my health benefits continue during the severance period? If you are not retained by Endo following closing, you would initially be eligible for continued health coverage under the Auxilium health plan through COBRA. It is Endo’s intention to maintain the Auxilium health plan for a period of time after the merger closing. At a date yet to be determined, Endo may transition all individuals still covered under the Auxilium health plan through COBRA to the Endo health plan through COBRA.

Winter Shutdown Will we still have Winter Shutdown holiday this year? Yes! Our 2014 holiday calendar remains in force. Auxilium will be closed for the winter holidays this year from Dec. 25 through Jan. 4.

Stock, Options, RSUs & RSAs What is the status of the Employee Stock Purchase Program (ESPP)? The ESPP is continuing through Dec. 31, 2014 and will operate normally; meaning, if you participate, your shares will be purchased on Dec. 31, 2014 at a 15% discount to the lower of the AUXL share prices on July 1, 2014 and Dec. 31, 2014. If you are currently participating in the ESPP, you may: Leave your election / contribution status as is – shares will be purchased for you as previously elected on Dec. 31, 2014. Withdraw your election / contribution – any monies contributed to-date will be refunded to you and you will NOT purchase shares on Dec. 31, 2014. If the Endo / Auxilium transaction closes BEFORE Dec. 31, 2014, the ESPP will purchase shares on the closing date. The ESPP will not operate for the 1H 2015 offering period.

Options Overview & Calculation Example Per the merger agreement, all Auxilium stock options granted to employees will be cashed out upon the transaction close. Employees will receive the cash value of the “spread”* for your stock options (whether vested or unvested) when the merger is complete. The value you receive will be based upon the closing price of Auxilium stock on the NASDAQ market on the last trading day before the close of the transaction. NOTE: this NASDAQ closing price may NOT be $33.25. It could be higher or lower. Example Calculation: Employee has 100 stock options with an exercise price** of $20 and Auxilium shares close on NASDAQ at $33.00 on the last day of trading prior to the closing. Cash value = ($33.00 – $20.00) X 100 = $1,300.00 NOTE: all amounts are before tax. Cash amounts will be subject to income tax and other applicable withholding. * “Spread” is the difference between the exercise price and the closing price of AUXL shares on the NASDAQ market on the last trading day before the transaction close. **“Exercise Price” is the price of AUXL shares when the stock options were granted to the employee.

Unvested RSU Overview & Calculation Example Per the merger agreement, all Auxilium RSUs (Restricted Stock Units) granted to employees that have not already vested and settled (i.e., stock issued) prior to the merger will be cashed out upon the transaction close. Auxilium RSUs granted to employees that have already vested and settled (i.e., stock issued) prior to the closing of the merger will be treated like stock (see Slide 13). Employees will receive the cash value for your unvested time-based Auxilium RSUs when the merger is complete. The value they receive will be based upon the closing price of Auxilium stock on the NASDAQ market on the last trading day before the close of the transaction. NOTE: this NASDAQ closing price may NOT be $33.25. It could be higher or lower. Example Calculation: Employee has 10 unvested RSUs and Auxilium shares close on NASDAQ at $33.00 on the last day of trading prior to the closing. Cash value = $33.00 X 10 = $330.00 NOTE: all amounts are before tax. Cash amounts will be subject to income tax and other applicable withholding.

RSA Overview & Calculation Example Per the merger agreement, all Auxilium RSAs (Restricted Stock Awards) granted to employees will be cashed out upon the transaction close. Employees will receive the cash value for your RSAs when the merger is complete. The value they receive will be based upon the closing price of Auxilium stock on the NASDAQ market on the last trading day before the close of the transaction. Note: this NASDAQ closing price may NOT be $33.25. It could be higher or lower. Example Calculation: Employee has an RSA for 10 Auxilium shares and Auxilium shares close on NASDAQ at $33.00 on the last day of trading prior to the closing. Cash value = $33.00 X 10 = $330.00 NOTE: all amounts are before tax. Cash amounts will be subject to income tax and other applicable withholding.

AUXL Stock Overview If you own Auxilium stock (already-vested and settled RSUs or stock bought through the ESPP, for example), per the merger agreement you will be asked to make an election for your preference of consideration: OPTION #1 100% CASH OPTION #2 50% CASH 50% ENDO STOCK OPTION #3 100% ENDO STOCK NOTE: Option #2 is the “Standard Election” – if you opt for it (or if you fail to make an election), you are guaranteed to receive 50% cash and 50% Endo stock

AUXL Stock Overview & Calculation Examples OPTION #1 100% CASH OPTION #2 50% CASH 50% ENDO STOCK OPTION #3 100% ENDO STOCK You will receive $16.625 for every share of AUXL you own, PLUS 0.2440 shares of ENDP stock If there is sufficient cash, you will receive $33.25 per share of AUXL you own (Total cash consideration cannot exceed 50% of equity value) If there is sufficient stock, you will receive 0.4880 shares of ENDP per share of AUXL you own (Total stock consideration cannot exceed 75% of equity value) Example: Employee has 10 AUXL shares Sufficient CASH: employee receives $33.25 / share = $332.50 Not sufficient cash: Prorated down to a minimum of 50% cash (See Option #2) Value = $332.50 Example: Employee has 10 AUXL shares and ENDP is trading at $70 CASH: employee receives $16.625 x 10 AUXL shares = $166.25 STOCK: employee receives 0.2440 ENDP shares per 1 AUXL share (value = 0.2440 x $70 x 10 AUXL shares = $170.80) Value = $166.25 + $170.80 = $337.05 Example: Employee has 10 AUXL shares and ENDP is trading at $70 Sufficient STOCK: employee receives 0.4880 shares of ENDP per 1 share of AUXL = 4.88 ENDP shares Not sufficient stock: Prorated down to a minimum of 75% equity (See Option #2) Value = 4.88 ENDP shares @ $70 = $341.60 in stock value NOTE: all amounts are before tax. Cash amounts will be subject to applicable tax.

Thank You